

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
NOV 29 2010
WASH. D.C.
200
SECTION

SEC FILE NUMBER
8- 38098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2009 (MM/DD/YY) AND ENDING October 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arlington Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Marine Lane
(No. and Street)

St. Louis, MO 63146
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E. Hillard 314-878-1954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G. Toennies & Associates, PC
(Name – *if individual, state last, first, middle name*)

9730 East Watson Road St. Louis MO 63126
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E. Hillard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arlington Securities, Inc., as of October 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


SUSAN M. CULLEN
Notary Public - Notary Seal
STATE OF MISSOURI
Commission for St. Louis County
My Commission Expires Mar. 5, 2011
Commission #07019951

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brian G. Toennies & Associates, P.C.
9730 East Watson
St. Louis, MO 63126

November 22, 2010

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

In planning and performing our audit of the Financial Statements of Arlington Securities, Incorporated, for the year ended October 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the Financial Statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Arlington Securities, Inc., that we considered relevant to the objective stated in Rule 15a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Corporation, (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparing of Financial Statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of the risk that errors or irregularities in amounts that would be material in relation to the Financial Statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at October 31, 2010, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,



Brian G. Toennies
Certified Public Accountant

Brian G. Toennies & Associates, P.C.
9730 East Watson
St. Louis, MO 63126

Independent Auditor's Report

November 22, 2010

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

We have audited the accompanying Statement of Financial Condition of Arlington Securities, Inc., as of October 31, 2010, and the related Statements of Operations, Changes in Shareholder's Equity, Changes in Liabilities Subordinated to Claims of General Creditors and Cash Flows for the year then ended. These Financial Statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Arlington Securities, Inc., at October 31, 2010, and the results of its operations and cash flow for the year then ended, in conformity with generally accepted accounting principles accepted in the Untied States of America.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic Financial Statements, but is supplementary information required by rule 17a-5 for the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic Financial Statements and, in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as whole.



Brian G. Toennies & Associates, P.C.

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2010

ASSETS

Cash in Bank	$127,853
Receivable from Brokers and Dealers	75,459
Other Receivables	3,174
Prepaid Expenses	14,322
Deferred Tax Benefit	6,500
Market Value of Investments (See Note 1)	80,337
Total Assets	$307,645

LIABILITIES AND SHAREHOLDER'S EQUITY

Payable to Brokers	54,042
Accrued Compensation and Benefits	143,977
Income Taxes Payable	5
Other Payables and Accrued Expenses	2,701
Total Liabilities	$200,725
Shareholder's Equity	
Capital Stock (See Note 2)	23,850
Retained Earnings	83,070
Total Shareholder's Equity	106,920
Total Liabilities and Shareholder's Equity	$307,645

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Operations

Year Ended October 31, 2010

Revenues:	
Mutual Fund and Variable Contract Commissions	$ 1,601,131
Stock and Bond Commissions	20,586
Investment Advisory Fees	15,039
Investment Income (Loss)	2,723
	1,639,479
Expenses:	
Commissions to Independent Contractors	827,845
Officer Compensation	406,980
Employer Contribution to Pension Plan (See Note 6)	267,900
Payroll Taxes	18,117
Benefit Programs	17,752
Errors Insurance & Fidelity Bonds	27,423
Clearing Expense (See Note 3)	9,752
Office Supplies and Expense	11,949
Regulatory Fees and Expenses	24,584
Postage	3,309
Promotion	8,592
Telephone & Communications	4,981
Dues & Subscriptions	4,065
Professional Fees	3,540
Other Operating Expenses	2,310
	1,639,099
Income Before Income Taxes	380
Deferred Income Tax Benefit	-
Income Tax	-
Net Income (Loss)	$ 380

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2010

	Capital Stock	Retained Earnings	Total Equity
Balances at November 1, 2009	$23,850	$82,690	$106,540
Net Income	--	380	380
Balances at October 31, 2010	$23,850	$83,070	$106,920

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended October 31, 2010

Subordinated liabilities at November 1, 2009	$ 0
Increases (decreases)	0
Subordinated liabilities at October 31, 2010	$ 0

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2010

Operating Activities	
Net Income	$ 380
Adjustments to reconcile net income to net cash provided by operating activities:	
Net Realized and Unrealized (gain) from investments	(420)
Decrease (increase) in assets:	
Receivable from Brokers and Dealers	(58,950)
Other Receivables	106
Prepaid Expenses	(2,613)
Increase (decrease) in liabilities:	
Payable to Brokers	37,436
Accrued Compensation and Benefits	110,277
Other Payables and Accrued Expenses	(7,959)
Net Cash Provided (used) in Operating Activities	78,257
Investing Activities	
Purchase of Investments	(387,338)
Sale of Investments	384,929
Net cash from (used in) investing activities	(2,409)
Net increase (decrease) in cash	75,848
Cash at beginning of year: November 1, 2009	52,005
Cash at end of year: October 31, 2010	$127,853

See Notes to Financial Statements

Arlington Securities Inc.

Notes to Financial Statements

Year Ended October 31, 2010

Note 1 - **Investments:**

All investments are considered trading investments and are recorded as market value of investments on the Balance Sheet. Interest, dividends, realized and unrealized gains and losses are included as investment income (loss) on the Income Statement.

Note 2 - **Capital Stock:**

The authorized, issued, and outstanding shares of capital stock at October 31, 2010, consists of Common stock, par value $1; authorized 50,000 shares; issued and outstanding 23,850 shares.

Note 3 - **Agreements with Clearing Organizations:**

Arlington Securities has a fully disclosed clearing agreement with LaSalle Street Securities, Inc. The clearing agreement requires compliance with various terms by both parties.

Note 4 - **Net Capital Requirements:**

Arlington Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. At October 31, 2010, Arlington Securities had net capital of $69,860, which was $59,553 in excess of its minimum required net capital of $10,307.

Note 5 - **Securities Investor Protection Corporation:**

Arlington Securities is a member of the Securities Investor Protection Corporation and has filed all assessment forms as required. The general assessment for the fiscal year ended October 31, 2010, calculated to be $89.00 has been paid.

See Notes to Financial Statements

Note 6 - **Pension Plan**

Arlington Securities has a funded and unfunded noncontributory defined benefit pension plan that covers substantially all of its employees. The plan provides defined benefits based on years of service and final average salary. The plan became effective 11/1/01. The plan invests entirely in variable annuity contracts and mutual funds. The long-term rate-of-return on assets has been determined by an enrolled actuary based upon historical return.

	2010
Present Value of Accrued Benefits	$1,765,408
Fair Value of Plan Assets	1,435,509
Funded Status of Plan	(329,899)
Present Value of Vested Benefits	$1,765,408
Employer Contributions during FYE 10/31/2010	$ 197,900
Participant Contribution	$ 0
Benefits Paid	$ 0

The plan was 100% invested in mutual funds and a variable annuity contract on October 31, 2010.

The present value of vested accrued benefits was $1,765,408 at October 31, 2010.

The oldest employee reached the normal benefits retirement age of 65 in January 2010.

The actuarially computed minimum required contribution for next year is $60,817. The company has budgeted $200,000 to be contributed to the pension plan for the next fiscal year, which is less than the maximum deductible contribution.

See Notes to Financial Statements

No amounts from the plan are recognized in the Statement of Financial Condition.

The Employer Contribution paid and accrued to the Pension Plan was recognized in the Statement of Operation.

Weighted average assumption used to determine periodic benefit cost:

Investment Earnings:	2010
Pre-Retirement	7.00%
Post Retirement	6.00%
Salary Appreciation	
Rate Increase	0%

The pension plan fiscal year ends October 31st annually.

Note 7 – Subsequent Events

Subsequent events have been evaluated through November 22, 2010, which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

Arlington Securities Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of October 31, 2010

NET CAPITAL	
Total shareholder's equity	$106,920
Deduct shareholder's equity not allowable for net capital	0
Total shareholder's equity qualified for net capital	106,920
Additions	0
Total Capital	106,920
Deductions and/or changes	
Total Non-allowable assets	25,009
Net capital before haircuts on securities positions	81,911
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]	12,051
Net Capital	$ 69,860
AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition	
Payable to brokers and dealers	$ 7,915
Other accounts payables and accrued expenses	146,683
	$154,598
Less adjustment	0
Total aggregate indebtedness	$154,598

See Notes to Financial Statements

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required	$ 10,307
Excess net capital	$59,553
Excess net capital at 1000%	$54,400
Percentage of Aggregate indebtedness to net capital	221%

RECONCILIATION WITH CORPORATION'S COMPUTATION
(included in Part II of Form X-17A-5 as of October 31, 2010)

Net capital, as reported in Corporation's Part II (Unaudited) FOCUS report	$69,860
Net capital per above	$69,860

REPORT OF MATERIAL INADEQUACIES:
No material inadequacies were found nor were any reportable differences found in the reconciliation of the net capital per the audited financial statement, and the unaudited FOCUS report.

See Notes to Financial Statements

Arlington Securities Inc.

Schedule II
Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission

As of October 31, 2010

No customer accounts are carried by Arlington Securities. All customer transactions were introduced to National Financial Services (NFSC) through LaSalle Street Securities, Inc., on a fully disclosed basis.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	Not Applicable

See Notes to Financial Statements